Snipp Announces Results of Its Annual General & Special Meeting

TORONTO, Oct. 30, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, announces that it held its annual general and special meeting of shareholders (the "Meeting") on Friday, October 26, 2018.

Snipp would like to thank its shareholders for their continued support, as all matters that were put before them at the Meeting were approved. In particular, Snipp is pleased to announce the election of Thomas J. Burgess, Sarfaraz Haji and Atul Sabharwal, to its board of directors (the "Board").

Tom J. Burgess is a seasoned executive in online and wireless interactive advertising and digital media technology. As a serial entrepreneur and innovator, he has been granted multiple patents for his pioneering work in the wireless, mar-tech and loyalty industries. Mr. Burgess is a frequent speaker at global marketing conferences and has been quoted or featured in Forbes, NY Times, Wall Street Journal, Boston Globe, CNBC and many industry publications. He founded Linkable Networks, a payments loyalty company in 2010 and orchestrated a significant asset sale to the global loyalty company Collinson in September 2017. In 2001 Burgess founded Third Screen Media, a wireless advertising company that was purchased by AOL/TW in 2007. Prior to Third Screen Media, he founded two other successful digital media companies. In 2007 Burgess was inducted into the Entrepreneur Hall of Fame for superior performance by a group of investors. Mr. Burgess is an active Board Member and advisor to early stage ventures, with a focus on corporate development, Board governance and investor relations.

“We would like to thank our shareholders for overwhelming supporting our strategy as evidenced by the high participation and agreement on each proposal we put forward at the Meeting,” said Atul Sabharwal, CEO of Snipp. “In particular we would also like to extend our sincere thanks to the departing board, Ram Ramkumar, Michael Dillon and Michael Cannata. They were instrumental in successfully guiding Snipp through its transformation from a single product company with short term revenues to one with multiple products and recurring revenues that have got us on a definitive path to achieving profitably. We look forward to their participation on our advisory committee going forward. I would also like to welcome Tom Burgess to our board. He is a serial entrepreneur in our space with multiple successful exits to his name. We are fortunate to be able to have him involved in helping take Snipp to the next level.”

At the Meeting, shareholders reappointed MNP LLP as Snipp's auditor for the ensuing year. Also, at the Meeting, in accordance with the policies of the TSX-V, Snipp obtained disinterested shareholder approval of the Company’s amended fixed number stock option plan (the "Option Plan").

For more information on these and other matters voted on at the Meeting, see Snipp's information circular dated September 20, 2018 that is available on Snipp's SEDAR profile at www.sedar.com.

The Company would also like to announce a total grant of three million, five hundred and twenty-six thousand stock options to the board of directors, an officer and an advisor. The options are to vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until fully vested. The options are to be exercisable at a price of C$0.10 per common share and expire after five years.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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